Exhibit 99.2

Intended Retirement of Independent Non-executive Directors

and changes of composition of board committees

Hong Kong, Shanghai & Florham Park, NJ  — Thursday, March 20, 2025: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that Mr Paul Rutherford Carter and Mr Graeme Allan Jack, who have both served as Independent Non-executive Directors of the Company for more than eight years, have informed the Company that they would not seek re-election after retiring from the Board at the forthcoming annual general meeting of the Company to be held on May 13, 2025 (“AGM”).  Consequently, both will cease to be Independent Non-executive Directors of the Company at the conclusion of the AGM.  Upon their retirement, they will also step down from their roles as chairmen and members of the board committees of the Company.

In connection with the intended retirement of the above Directors, the Board has approved the following changes to the composition of the board committees and Senior and Lead Independent Non-executive Director of the Company, effective from the conclusion of the AGM, subject to the respective Directors being re-elected as Directors by the shareholders at the AGM:-

1)	Professor Mok Shu Kam, Tony will be appointed as Senior and Lead Independent Non-executive Director;
2)	Mr Wong Tak Wai will be appointed as the chairman of the Audit Committee and a member of the Remuneration Committee;
3)	Dr Chaohong Hu will be appointed as a member of the Audit Committee; and
4)	Dr Renu Bhatia will be appointed as the chairman of the Remuneration Committee.

Each of Professor Mok, Mr Wong, Dr Hu and Dr Bhatia is currently an Independent Non-executive Director of the Company.

Dr Dan Eldar, the Chairman of HUTCHMED, said “Mr Carter, who has served as the Senior Independent Non-executive Director and the chairman of the Remuneration Committee, has played a pivotal role in shaping the remuneration policies and practices of the Company. His leadership and guidance have been crucial in retaining and motivating a broader and more diverse pool of employees of the highest caliber and experience needed to shape and execute the strategy of the Company. The Board extends its appreciation to Mr Carter for his outstanding service and contributions to the success of the Company.”

Dr Eldar continued, “Mr Jack, who has served as the chairman of the Audit Committee, has been instrumental in overseeing the financial reporting and audit processes of the Company, ensuring the highest standards of integrity and transparency. The Board expresses its deepest gratitude to Mr Jack for his invaluable contributions and dedication to the Company.  We wish them both all the best in their future endeavors.”

Pursuant to the requirements of Rule 13.51(2) of the HK Listing Rules, each of Mr Carter and Mr Jack have confirmed that he has no disagreement with the Board and that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with his retirement from the Board.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500